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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CHIRON CORPORATION
(Name of Subject Company (Issuer))

CHIRON CORPORATION
(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2031 (Zero Coupon—Senior)
(Title of Class of Securities)

170040 AD 1 and 170040 AE 9
(CUSIP Numbers of Class of Securities)

William G. Green, Esq.
Senior Vice President, General
Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, California 94608
(510) 655-8730
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

with copy to:

Frank H. Golay, Jr., Esq.
Sullivan & Cromwell LLP
1888 Century Park East, 21 Floor
Los Angeles, California 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*: $426,546,300	Amount of Filing Fee**: $54,044

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option Notes due 2031 (Zero Coupon—Senior) (the "LYONs"), as described herein, is $584.31 per $1,000 principal amount at maturity outstanding. As of May 14, 2004, there was $730,000,000 in aggregate principal amount at maturity of LYONs outstanding, resulting in an aggregate maximum purchase price of $426,546,300.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,044	Filing Party:	Chiron Corporation
Form or Registration No.:	Schedule TO-I File No. 005-35798	Date Filed:	May 14, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I ("Schedule TO-I") originally filed on May 14, 2004 by Chiron Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase the Liquid Yield Option Notes due 2031 (Zero Coupon—Senior) issued by the Company (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated May 14, 2004 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(C) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of June 12, 2001 (the "Indenture"), between the Company and U.S. Bank National Association (as successor to State Street Bank and Trust Company of California, N.A.), as trustee (the "Trustee").

        The Option expired at 5:00 p.m., New York City time, on June 14, 2004. The Company has been advised by U.S. Bank National Association, as paying agent (the "Paying Agent"), that, pursuant to the terms of the Option, Securities with an aggregate principal amount at maturity of $649.9 million were validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Option was $584.31 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Option was approximatley $379.7 million. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the holders. After the purchase pursuant to the Option, $80.1 million principal amount at maturity of the Securities remain outstanding.

        This Amendment No. 1 to the Schedule TO-I is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

        Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of Liquid Yield Option Notes due 2031 (Zero Coupon — Senior), dated May 14, 2004.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(5)(A)*	Press release issued by the Company on May 14, 2004.
(a)(5)(B)	Press release issued by the Company on June 15, 2004.
(b)	Not applicable.
(d)(1)
Indenture, dated as of June 12, 2001, between the Company, as issuer, and U.S. Bank National Association (as successor to State Street Bank and Trust Company of California, N.A.), as trustee, incorporated by reference to Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the three-month period ended June 30, 2001, as filed with the Securities and Exchange Commission on August 8, 2001.
(g)	Not applicable.

2

(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO-I filed on May 14, 2004.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIRON CORPORATION
By:	/s/ WILLIAM G. GREEN Name: William G. Green Title: Senior Vice President, General Counsel & Corporate Secretary

Dated: June 15, 2004

4

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of Liquid Yield Option Notes due 2031 (Zero Coupon — Senior), dated May 14, 2004.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(5)(A)*	Press release issued by the Company on May 14, 2004.
(a)(5)(B)	Press release issued by the Company on June 15, 2004.
(b)	Not applicable.
(d)(1)
Indenture, dated as of June 12, 2001, between the Company, as issuer, and U.S. Bank National Association (as successor to State Street Bank and Trust Company of California, N.A.), as trustee, incorporated by reference to Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the three-month period ended June 30, 2001, as filed with the Securities and Exchange Commission on August 8, 2001.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO-I filed on May 14, 2004.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX